Filed with the Securities
and Exchange Commission
on August 28 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Conectiv and Subsidiaries	OF
File No. 70-9499	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (18 C.F.R. § 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

The following transactions have been completed during the period from April 1, 2002 to August 1, 2002:

> On June 25, 2002, the Board of Directors of Conectiv declared a Common Stock dividend of $18,250,675 and a Common Stock Class A dividend of $1,435,579 for total dividend payments of $19,686,254.
>
> On July 25, 2002, the Board of Directors of Conectiv declared a Common Stock dividend of $5,807,033 and a Common Stock Class A dividend of $459,385 for total dividend payments of $6,266,418.

No action was undertaken pursuant to the Orders.

The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto.

<u>SIGNATURE</u>

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Conectiv
Atlantic City Electric Company
Delmarva Power & Light Company

August 28, 2002

<u>/s/ Donna Kinzel</u>
Donna Kinzel
Assistant Treasurer

EXHIBIT INDEX

F-4	Past-tense opinion of counsel